
07002051


RECEIVED
SEC MAIL PROCESSING
FEB 27 2007
WASH. D.C.
156
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29681

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SRM SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1925 CENTURY PARK EAST, SUITE 880
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL SOLL 310/551-1624
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., #255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL SOLL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SRM SECURITIES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



PAUL SOLL Signature

PRESIDENT
Title

See attached.
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of CALIFORNIA

County of LOS ANGELES

ss.

X See Attached Document (Notary to cross out lines 1-8 below)

__ See Statement Below (Lines 1-7 to be completed only by document signer(s), *not* Notary).

1 ______

2 ______

3 ______

4 ______

5 ______

6 ______

7 ______

8 ______

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)



Commission # 1596071
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2009

Place Notary Seal Here

Subscribed and sworn to (or affirmed) before

me this 29TH day of JANUARY,
Date Month

2007, by
Year

(1) PAUL SOLL
Name of Signer(s)

(2) ______
Name of Signer(s)

Signature of Notary Public GEORGIA F. SHAW

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
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FURTHER DESCRIPTION OF ANY ATTACHED DOCUMENT

Title or type of Document: N/A

Document Date: ______ Number of pages: ______

Signer(s) Other Than Named Above: ______

CONTENTS

	Page
Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Additional Information:	
Computation of Net Capital Pursuant to Rule 15c3-1	10
Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3	11
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3	12
Reconciliation of Net Capital	13
Report on Internal Control Required by SEC Rule 17a-5	14-15

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
SRM Securities, Inc.
Los Angeles, California

We have audited the accompanying statement of financial condition of SRM Securities, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SRM Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Long Beach, California
January 24, 2007

SRM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash - operating accounts		$ 23,990
Cash - money market		1,778
Total cash		25,768
Due from broker		563,640
Commissions receivable		17,730
Other receivable		141,100
Trading securities - long		433,140
Property and equipment, at cost, less $281,327 of accumulated depreciation		4,429
Other assets		18,700
Total assets		$ 1,204,507

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Due to broker		$ 65
Accounts payable and accrued expenses		762,606
Trading securities - short		19,308
Income taxes payable		19,797
Total liabilities		801,776
Commitments		-
Stockholders' equity:		
Common stock, no par value; 20,000 shares authorized; 3,000 shares issued and outstanding	$ 30,000	
Retained earnings	372,731	
Total stockholders' equity		402,731
Total liabilities and stockholders' equity		$ 1,204,507

The accompanying notes are an integral part of these financial statements.

SRM SECURITIES, INC.
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

Revenues:		
Commissions		$ 1,285,291
Trading gains and losses		458,217
Interest and dividends		20,577
Other income		138,000
Total revenues		1,902,085
Expenses:		
Officer's salaries	$ 750,000	
Commissions	274,567	
Employee compensation	190,364	
Occupancy costs	129,716	
Insurance	123,851	
News and quotations service	85,175	
Office supplies	55,159	
Other operating expenses	11,926	
Payroll taxes	46,987	
Telephone	21,716	
Professional fees	45,260	
Parking	22,120	
Taxes and licenses	16,690	
Other commissions and fees expenses	12,934	
Automobile expense	19,917	
Travel	6,340	
Total expenses		1,812,722
Income before income taxes		89,363
Income taxes		24,070
Net income		$ 65,293

The accompanying notes are an integral part of these financial statements.

SRM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2006

	Common Stock	Retained Earnings	Total
Balance, beginning of year	$ 30,000	307,438	337,438
Net income for the year ended December 31, 2006	-	65,293	65,293
Balance, at end of year	$ 30,000	372,731	402,731

The accompanying notes are an integral part of these financial statements.

SRM SECURITIES, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net income		$ 65,293
Adjustments to reconcile loss to net cash provided by operating activities:		
Depreciation	$ 1,473	
(Increase) decrease in:		
Due from broker	257,235	
Commissions receivable	(11,109)	
Other receivable	19,400	
Trading securities - long	(340,390)	
Other assets	(630)	
Increase (decrease) in:		
Due to broker	(38,895)	
Accounts payable and accrued expenses	2,692	
Trading securities - short	5,536	
Income taxes payable	19,697	
Total adjustments		(84,991)
Net cash flows used for operating activities		(19,698)
Cash flows from investing activities:		
Capital expenditures	$ (4,018)	
Net cash flows used for investing activities		(4,018)
Cash flows from financing activities		-
Net decrease in cash		(23,716)
Cash, beginning of year		49,484
Cash, end of year		$ 25,768

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 742
Income taxes	$ 3,888

The accompanying notes are an integral part of these financial statements.

SRM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

SRM Securities, Inc. (the Company) is engaged in a single line of business as a securities broker dealer which comprises several classes of services, including principal transactions, agency transactions, and investment advisory. The Company produces revenue by clearing those transactions on behalf of their customers through a clearing broker/dealer and charging commissions for those services. The Company was incorporated in California on April 29, 1983 as a C corporation. The Company's customers are primarily individuals located throughout Southern California.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker.dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Securities Transactions

Securities transactions, commission revenue and related expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition as due from broker.

Firm trading securities held for resale including securities owned, and securities sold and not yet purchased, are valued at market and unrealized gains and losses are reflected in revenues from principal transactions. Unrealized gain of $384,227 was included in operations for the year ended December 31, 2006

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives ranging from five to seven years using either the straight-line method or declining balance. Leasehold improvements are amortized using the straight-line method over the term of the lease or estimated useful life, whichever is shorter. Expenditures for maintenance and repairs are charged to operations as incurred. Major renewals and betterments are capitalized.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SRM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2006

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of uninsured cash and cash equivalent balances and the Due from Broker Account. The Company places its cash and cash equivalents and the Due from Broker Account with high-credit quality financial institutions. At times, balances in the Company's accounts may exceed the Federal Deposit Insurance Corporation (FDIC) limit of $100,000 or the Securities Investor Protection Corporation (SIPC) limit of $500,000.

Off-Balance Sheet Risk

The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, receipt, and delivery of securities relative to customer transactions. All customers' securities transactions are fully disclosed by the Company to its clearing broker/dealer. Off-balance sheet risk exists due to the possibility that the customers may fail to meet their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper execution of customers' transactions by the clearing broker/dealer.

(2) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office equipment	$ 255,919
Leasehold improvements	29,837
	285,756
Less accumulated depreciation	(281,327)
Net property and equipment	$ 4,429

Depreciation expense for the year ended December 31, 2006, was $1,473.

(3) SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

The securities owned and securities sold, not yet purchased at December 31, 2006, consist principally of readily marketable equity securities.

SRM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2006

(4) INCOME TAXES

Income taxes consist of the following:

		Federal	State	Total
Current	$	16,332	7,738	24,070
Deferred		-	-	-
	$	16,332	7,738	24,070

Deferred income taxes are accounted for under Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes, which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The tax effect of timing differences was not material at December 31, 2006.

(5) PROFIT SHARING PLAN

The Company has a qualified, discretionary profit sharing plan in effect for eligible employees. The plan covers full-time employees who have reached 21 years of age and have completed a minimum of 12 months of service. The plan provides for discretionary contributions determined annually by the Board of Directors. No profit sharing expense was charged to operations for the year ended December 31, 2006.

(6) RELATED PARTY TRANSACTIONS

The Company shares office space with and provides certain administrative functions to an affiliated company related by common ownership. Administrative expenses charged to this affiliated company were $138,000 which is shown as "Other income" in the accompanying Statement of Income.

(7) BUY/SELL AGREEMENT

Under terms of the Shareholders' Agreement, each shareholder is entitled to the first right of refusal to purchase shares of the Company upon the occurrence of disability, termination, death, and certain events related to other shareholders at an amount based on a mutually-agreed value or arbitration process.

(8) OPERATING LEASES

The Company leases its office space under a non-cancelable operating lease which expires in February 2008. The Company has also entered into a non-cancelable operating auto lease agreement which expires in August 2008.

SRM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2006

(8) OPERATING LEASES, continued

The remaining minimum future rental payments under the lease agreement as of December 31, 2006, are as follows:

Year Ended December 31,	Amount
2007	$ 134,920
2008	31,277
Total minimum future rental payments	$ 166,197

Rent expense for the year was $143,138

(9) NET CAPITAL

The Company is subject to a $100,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2006, the net capital ratio was 5.92 to 1 and net capital was $135,439 which exceeded the required minimum capital by $35,439.

(10) EXEMPTION

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

SRM SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

Total ownership equity		$ 402,731
Less non-allowable assets:		
Other receivable	$ (141,100)	
Property and equipment, net	(4,429)	
Other assets	(18,700)	
		(164,229)
Net capital before haircut		238,502
Haircut:		
Trading securities (15% of $433,140)	(64,971)	
Money market (2% of $1,778)	(36)	
Undue concentration	(38,056)	
		(103,063)
Net capital		$ 135,439

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 53,452
Minimum dollar net capital required	$ 100,000
Net capital requirement (greater of above two figures)	$ 100,000
Excess net capital	$ 35,439

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 801,776
Ratio of aggregate indebtedness to net capital	5.92 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

SRM SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

SRM SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

SRM SECURITIES, INC.
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2006

Net capital as reported in unaudited Focus Report Part II A		$ 252,993
Adjustments:		
Other receivable	$ (141,100)	
Wages payable	40,000	
Income taxes payable	(11,585)	
Undue concentration - haircut	(4,869)	
		(117,554)
Net capital as reported in audited financial statements		$ 135,439

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. While such differences are material, the Company is in compliance with the minimum net capital requirement.

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
SRM Securities, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements of SRM Securities, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Long Beach, California
January 24, 2007

END